SCHEDULE 10

        NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company

P&O Princess Cruises plc

2) Name of shareholder having a major interest

Franklin Resources Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held by above and its affiliates on behalf of clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited 9,703,774
Northern Trust Company 162,352
State Street Nominees Limited 309,101
Bank of New York (BONY) 15,381,101
HSBC Bank 73,800
Royal Trust Corporation of Canada 959,798
Clydesdale Bank 1,001,910
5) Number of shares/amount of stock acquired

N/a

6) Percentage of issued class

N/a

7) Number of shares/amount of stock disposed

N/a

8) Percentage of issued class

N/a

9) Class of security

Ordinary shares of 50c each

10) Date of transaction

N/a

11) Date company informed

15 October, 2002

12) Total holding following this notification

27,591,836


13) Total percentage holding of issued class following this notification

3.98%

14) Any additional information



15) Name of contact and telephone number for queries

Simon Pearce 020 7805 1200

16) Name and signature of authorised company official responsible for making this notification
Simon Pearce, Company Secretary

Date of notification: 15 October 2002